SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CAPITALSOURCE INC.
CAPITALSOURCE FINANCE LLC
(Name of Subject Companies (Issuers))

CAPITALSOURCE INC.
CAPITALSOURCE FINANCE LLC
(Name of Filing Persons (Issuers))

7.250% Senior Subordinated Convertible Notes due 2037 of CapitalSource Inc., which are fully and unconditionally guaranteed by CapitalSource Finance LLC (Title of Class of Securities)
14055X AG 7 (CUSIP Number of Class of Securities)

Kori Ogrosky
Senior Vice President, General
Counsel and Secretary

CapitalSource Inc.
633 West 5th Street, 33rd Floor
Los Angeles, CA  90071
(213) 443-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:
James E. Showen, Esq.
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE
Transaction Valuation*: $23,228,000	Amount of Filing Fee**: $2,662

*
Calculated solely for purposes of determining the filing fee.  The purchase price of the Senior Subordinated Convertible Notes due 2037 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding.  As of June 14, 2012, there was $23,228,000 in aggregate principal amount of Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,662	Filing Party:	CapitalSource Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO-I originally filed by CapitalSource Inc., a Delaware corporation (the “Company”), on June 15, 2012 (“Schedule TO-I”) is being filed by the Company and CapitalSource Finance LLC, a Delaware limited liability company (the “Guarantor”), to add the Guarantor to the Schedule TO-I.  The sole member of the Guarantor is CapitalSource TRS LLC, a direct, wholly owned subsidiary of the Company.

This Amendment is filed by the Company and the Guarantor and relates to an offer by the Company to repurchase for cash any and all of its Senior Subordinated Convertible Notes due 2037, which are guaranteed by the Guarantor (the “Notes”), upon the terms and subject to the conditions set forth in the indenture (as described below), the Notes and the Company Notice, dated June 15, 2012 (the “Company Notice”).  The terms of the Notes and the indenture governing the Notes require that, at the option (the “Put Option”) of each holder of Notes (each a “Holder”), all or a portion of the Notes must be repurchased by the Company on July 15, 2012.  Because July 15, 2012 is a Sunday, the Put Option will expire and the Company will repurchase Notes with respect to which the Put Option is exercised on the next business day, July 16, 2012, in accordance with the terms of the Indenture (as defined below).

The Notes were issued under an Indenture, dated as of July 30, 2007, by and between the Company, as obligor, and Wells Fargo Bank National Association, as trustee (“Wells Fargo”), as supplemented by the First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, the Guarantor and Wells Fargo (such indenture, as so supplemented, the “Indenture”).  Wells Fargo is acting as paying and conversion agent for the Notes.

The Put Option will expire at 5:00 p.m., New York City time, on Monday, July 16, 2012.

This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Items 1 through 9 are hereby supplemented and amended as follows:

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if surrendered by the holders under the terms and subject to the conditions set forth in the Indenture and Notes and the conditions set forth in the Company Notice, filed as Exhibit (a)(1)(A) to the Schedule TO-I.  The Guarantor is the guarantor of the Notes.  Under certain circumstances, the Notes may be convertible into 36.9079 shares of Common Stock per $1,000 principal amount of Notes, as of June 14, 2012, subject to adjustment under certain circumstances specified in the Indenture.

Each of the Company and the Guarantor maintains its registered and principal executive offices at 633 West 5th Street, 33rd Floor, Los Angeles, CA  90071.  The telephone number there is (213) 443-7700.

The Company and the Guarantor are the filing persons.

CapitalSource Inc.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of the date hereof.

Directors

Name	Title
John K. Delaney	Chairman
William G. Byrnes	Director
Andrew B. Fremder	Director
Sara Grootwassink Lewis	Director
C. William Hosler	Director
Timothy M. Hurd	Director
James J. Pieczynski	Director
Joseph C. Mello	Director

Executive Officers

Name	Title
James J. Pieczynski	Chief Executive Officer
Douglas Hayes Lowrey.	Chief Executive Officer – CapitalSource Bank
Laird M. Boulden	President
John A. Bogler	Chief Financial Officer
Michael Smith	Senior Vice President and Chief Accounting Officer
Bryan M. Corsini	Executive Vice President and Chief Administrative Officer – CapitalSource Bank
Christopher A. Scardelletti	Executive Vice President and Chief Credit Officer – CapitalSource Bank

The business address of each person set forth above is c/o CapitalSource Inc., 633 West 5th Street, 33rd Floor,
Los Angeles, CA 90071.  The telephone number is (213) 443-7700.

CapitalSource Finance LLC

The sole member of the Guarantor is CapitalSource TRS LLC, a direct, wholly owned subsidiary of the Company.  The Guarantor has no executive officers.

Item 12.  Exhibits.

(a)(1)(A)
Company Notice to Holders of the Notes, dated June 15, 2012 (incorporated by reference to the Company’s Tender Offer Statement on Schedule TO-I, as filed with the Securities and Exchange Commission on June 15, 2012, File No. 005-79168).

(b)	Not applicable.

(d)(1)
Indenture, dated as of July 30, 2007, by and between the Company, as Obligor, and Wells Fargo Bank National Association, as Trustee, (incorporated by reference to Exhibit 4.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753), including the form of Note (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on February 29, 2008, File No. 001-31753).

(d)(2)
First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, as Issuer, CapitalSource Finance LLC, as Guarantor, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.20.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.

By:  /s/ Kori Ogrosky
        Kori Ogrosky
Senior Vice President, General Counsel and Secretary

Dated: July 10, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE FINANCE LLC

By:  /s/ Kori Ogrosky
Kori Ogrosky
Senior Vice President, General Counsel and Secretary

Dated: July 10, 2012

EXHIBIT INDEX

(a)(1)(A)
Company Notice to Holders of the Notes, dated June 15, 2012 (incorporated by reference to the Company’s Tender Offer Statement on Schedule TO-I, as filed with the Securities and Exchange Commission on June 15, 2012, File No. 005-79168).

(b)	Not applicable.

(d)(1)
Indenture, dated as of July 30, 2007, by and between the Company, as Obligor, and Wells Fargo Bank National Association, as Trustee, (incorporated by reference to Exhibit 4.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753), including the form of Note (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on February 29, 2008, File No. 001-31753).

(d)(2)
First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, as Issuer, CapitalSource Finance LLC, as Guarantor, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.20.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, File No. 001-31753).

(g)	Not applicable.

(h)	Not applicable.